VIA EDGAR

December 5, 2016

Mr. Jeffrey A. Foor
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Ms. Kathy Churko
Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Peachtree Alternative Strategies Fund (“Fund”)
File Nos. 811-23184; 333-213296

Dear Mr. Foor and Ms. Churko:

This letter confirms our receipt of oral comments from Ms. Churko on November 16, 2016 and November 28, 2016 and those provided by Mr. Foor on November 22, 2016 to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2016 (accession number 0001398344-16-020474). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund intends to request acceleration of the effective date of the Amendment. In conjunction with the request for acceleration, the Fund acknowledges that:

December 5, 2016

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed and Our Responses:

Accounting Comments

COMMENT 1. In Note 3 of the table setting forth the number of securities to be registered on the cover page, does the $119,516 figure listed equal the organizational and offering costs?

RESPONSE 1. Yes, the total amount of the organizational and offering costs is $119,516.

COMMENT 2. Please state why the fee cap is not included in the fee table.

RESPONSE 2. The fee cap is not included in the fee table as the fee cap (1.50%) is higher than the Fund’s expected gross total annual expense ratio of 1.38% (excluding acquired fund fees and expenses).

COMMENT 3: On page 43 of the prospectus, please modify or delete the parenthetical in the first bullet point under “Fund Expenses” as the parenthetical applies to all the bullet points, not just the first one.

RESPONSE 3: We have deleted the parenthetical.

COMMENT 4: On page 2 of the SAI, please revise 3rd paragraph which states that the Predecessor Fund will terminate and distribute its assets prior to the effective date of the Fund’s registration statement.

RESPONSE 4: The requested change has been made and the language now states that the Predecessor Fund will terminate and distribute its assets after the effective date of the Fund’s registration statement.

COMMENT 5: Why does the Fund’s seed audit contain a payable to Adviser?

December 5, 2016

RESPONSE 5: The payable represents the amount of cash that has been paid for organizational and offering expenses by the Adviser as of the date of the balance sheet. Those costs are actually the responsibility of the Fund and therefore the cash payments of those amounts by the Adviser creates an obligation of the Fund to repay the Adviser for those amounts.

COMMENT 6: In the Fund’s seed audit, please explain why the accrued amounts for organizational and offering costs do not match the deferred amounts and expense amounts in the statement of assets and liabilities and statement of operations.

RESPONSE 6: The $56,009 of organizational costs have been expensed and reimbursed, but based on timing of invoices, $24,600 of those costs have been paid by the Adviser, and $31,409 are still payable as of the seed audit date.

COMMENT 7: Was an AS450 contingency analysis done to determine whether the fund has a liability that is probable and estimable?

RESPONSE 7: An AS450 contingency analysis was not done as ASC 450 covers gains/losses on contingencies. There are no gain/loss contingencies related to the organization and offering costs.

COMMENT 8: Since the Adviser pays all offering costs, why does the Fund have accruals to:

a. reimburse the Adviser, and

b. pay organizational costs?

RESPONSE 8: As set forth in Response 5, above, the Adviser is not paying offering costs, those are the responsibility of the Fund.

COMMENT 9: In the statement of operations in the Fund’s seed audit, please add a line item for total expenses prior to reimbursement of organizational costs.

RESPONSE 9: The requested change has been made.

COMMENT 10: In Note 3(a) of the Fund’s financial statements, please add the expiration date for the Fund’s obligation to reimburse the amount of offering costs that the Adviser can recoup.

RESPONSE 10: The requested change has been made.

COMMENT 11: In Note 4 of the Fund’s financial statements, please disclose the total amount of organizational and offering costs.

December 5, 2016

RESPONSE 11: The requested change has been made.

COMMENT 12: In Note 4 of the Fund’s financial statements, please elaborate on the accounting treatment of organizational and offering costs, especially in light of the fact that the Adviser is paying and has the ability to be recouped.

RESPONSE 12: The requested change has been made.

COMMENT 13: In the statement of assets and liabilities in the Predecessor Fund’s financial statements, you list cash equivalents. If the cash equivalents are marketable securities, they should be listed under the schedule of investments.

RESPONSE 13: We have added the cash equivalents that are marketable securities to the schedule of investments.

COMMENT 14: The line item for “Cash” in the statement of assets, liabilities and partners’ capital of the Predecessor Fund’s unaudited financial statements contains a reference to money market investments. If those investments are in a money market mutual fund, they need to be listed on the schedule of investments.

RESPONSE 14: The investment has been added to the schedule of investments.

COMMENT 15: In the schedule of investments in the Predecessor Fund’s unaudited financial statements, if an investment is non-income producing, it must be identified as such.

RESPONSE 15: We have added a footnote to the bottom of the table indicating that all of the investments, except for one, are non-income producing.

COMMENT 16: The financial highlights listed in Note G of the notes to the Predecessor Fund’s unaudited financial statements should be in the format of a table.

RESPONSE 16: The requested change has been made.

Supplemental Accounting Comments

SUPPLEMENTAL COMMENT 1: When does the Fund expect to settle the payable to the Adviser in the Fund’s seed audit?

SUPPLEMENTAL RESPONSE 1: Once the Fund commences operations, the payable will go away as either: (1) the Fund will have enough assets for the Adviser to recoup the costs and the Fund will pay the Adviser; or (2) the Fund will not have enough assets for the Adviser to recoup the costs and the Fund will not owe the Adviser for those costs (although the Adviser still has the ability to recoup those expenses in future years (3 years from the date that the waivers or reimbursements were made)). It is Fund management’s expectation that the Fund will have enough assets to reimburse the Adviser. If the Fund has approximately $100 million in assets, then the recoupment by the Adviser of the estimated organizational and offering costs of approximately $119,500 would be 0.12% of Fund assets. We estimate the Fund’s total expense ratio (excluding acquired fund fees and expenses) without recoupment of organizational and offering costs to be 1.26% in 2017, then even with the additional 0.12% recoupment, the Fund would be below its expense cap of 1.50%.

December 5, 2016

SUPPLEMENTAL COMMENT 2: If offering costs are being recouped by the Adviser, the amount of the offering costs should be disclosed in the notes. If they are not being recouped, why aren’t they?

SUPPLEMENTAL RESPONSE 2: In accordance with GAAP, offering costs are deferred and expensed once the Fund commences operations. Since the Fund hasn’t commenced operations, the offering costs have not been expensed or waived and are therefore not subject to recoupment yet.

SUPPLEMENTAL COMMENT 3: Given that the Adviser has the ability to recoup the offering and organizational costs over 3 years, why wasn’t an AS 450 contingency analysis done? Isn’t it possible that the Adviser will not recoup those costs?

SUPPLEMENTAL RESPONSE 3: While it is possible that the Adviser will not recoup the offering and organizational costs from the Fund (depending on the assets of the Fund and the overall expense ratio), the loss would be suffered by the Adviser, not the Fund. Thus, we do not believe that an AS 450 contingency analysis is necessary for the Fund’s financial statements.

SUPPLEMENTAL COMMENT 4: Why doesn’t Note 3(a) in the Fund’s financial statements include a discussion of offering costs?

SUPPLEMENTAL RESPONSE 4: As discussed in Supplemental Response 2 above, the offering costs haven’t been expensed or waived, and thus they are not subject to recoupment yet.

SUPPLEMENTAL COMMENT 5: In the financial highlights listed in Note G of the notes to the Predecessor Fund’s unaudited financial statements, why isn’t the portfolio turnover rate included in the table?

SUPPLEMENTAL RESPONSE 5: We left the portfolio turnover figure out of the table because we believe that as a single line item, it makes sense to present it separately as it is unrelated to the other data in the table which appear to go together.

December 5, 2016

Other Comments

COMMENT 1. Please move the footnote disclosing the expenses of issuance and distribution as required by Item 27 of Form N‐2, to the correct table. See Item 1.g., Instruction 6 of Form N‐2.

RESPONSE 1. The footnote has been moved as requested.

COMMENT 2. Please supplementally represent that the categories of investors included within the definition of Eligible Investors in the filing are all “accredited investors” as defined in Regulation D of the Securities Act of 1933, as amended.

RESPONSE 2. The Fund represents that each category of investors included within the definition of Eligible Investors in the filing are all “accredited investors” as defined in Regulation D of the Securities Act of 1933, as amended, and thus, only “accredited investors” will be allowed to invest in the Fund.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence